

Mail Stop 4628

January 7, 2016

<u>Via E-mail</u>
Athanasios Feidakis
Chief Executive Officer
Globus Maritime Ltd.
128 Vouliagmenis Ave.
Third Floor
166 74 Glyfada, Athens
Greece

> Re: **Globus Maritime Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2014**
>   **Filed April 30, 2015**
>   **File No. 1-34985**

Dear Mr. Feidakis:

We refer you to our comment letter dated December 29, 2015 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
      Assistant Director
      Division of Corporation Finance